January 30, 2020

Michael Porter
Senior Vice President and Chief Financial Officer iMedia Brands, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

       Re: iMedia Brands, Inc.
           Form 10-K for the Fiscal Year Ended February 2, 2019
           Filed March 29, 2019
           Form 10-K for the Fiscal Quarter Ended November 2, 2019 Filed December 10, 2019
           File No. 001-37495

Dear Mr. Porter:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Sales, page 30

1. Please tell us and disclose in greater quantified detail the factors contributing to the 8%
      decrease in sales which was the primary driver of a 12% decrease in gross profit on on your results of operations and financial condition. This decline follows a nearly 5%
      decrease in sales when calculated on a 52-week basis in 2017 and continues a multi-year trend in declining sales across a number of your product categories. Refer to Item
      303(a)(3)(ii) and (iii) of Regulation S-K and the Staff's Release 33-8350, Section III(B)(3)
      in providing a more robust discussion of material trends faced by your company in current and future periods.
 Michael Porter
iMedia Brands, Inc.
January 30, 2020
Page 2
Form 10-Q for the Fiscal Quarter Ended November 2, 2019

Notes to Condensed Consolidated Financial Statements
Note 18. Subsequent Events
Business Acquisitions, page 22

2. Please tell us your consideration and provide the calculations of the significance tests required under Rule S-X 1-02(w) for the acquisitions of Float Left, Interactive, Inc.
         ("Float Left") and J.W. Hulme Company ("J.W. Hulme") completed in November
         2019. If these acquisitions are significant either individually or in the aggregate, if related, please file the required pro forma financial statements required under Article 11 of
         Regulation S-X and historical financial statements under Rule 3-05 of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary Results for the Third Quarter of Fiscal 2019, page 26

3. Please tell us and disclose with greater analysis the factors resulting in the 13% year to date decrease in sales for the third quarter ended November 2, 2019. In your discussion, please identify and analyze the drivers of the decrease due to changes in product category demand, industry-specific factors, and increased focus on digital and mobile sales channels. For example, discuss the percentage change in sales for digital and mobile channels relative to overall sales increases or decreases experienced by the company.
         Please also discuss the impact of your new customer loyalty program implemented in the third quarter. Refer to Item 303(a)(3)(ii) and (iii) and Staff Release 33-8350 regarding factors that have impacted your financial results.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Amy
Geddes, Senior Staff Accountant, at (202) 551-3304 with any questions.



FirstName LastNameMichael Porter                               Sincerely,
Comapany NameiMedia Brands, Inc.
                                                               Division of
Corporation Finance
January 30, 2020 Page 2                                        Office of Trade
& Services
FirstName LastName